Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3 No. 333-00000) and related Prospectus of Archer-Daniels-Midland Company for the registration of $3,000,000,000 of debt securities and warrants to purchase debt securities, preferred stock, common stock and warrants to purchase common stock, stock purchase contracts or stock purchase units, and to the incorporation by reference therein of our reports dated February 26, 2014, with respect to the consolidated financial statements and schedule of Archer-Daniels-Midland Company, and the effectiveness of internal control over financial reporting of Archer-Daniels-Midland Company, included in its Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri,

August 8, 2014